Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1901

(212) 818-8800

facsimile	direct dial number
(212) 818-8881	(212) 818-8696

email address

smoalemzadeh@graubard.com

December 6, 2006

VIA EDGAR AND OVERNIGHT MAIL

Owen Pinkerton, Esq.

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Terra Nova Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
Filed September 15, 2006
File No. 000-32455

Dear Mr. Pinkerton:

On behalf of Terra Nova Acquisition Corporation (“Company” or “Terra Nova”), we respond as follows to the Staff’s comment letter dated November 21, 2006 relating to the above-captioned Proxy Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Proxy Statement, a copy of which has been marked with the changes from Amendment No. 1 to the Proxy Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Ms. Amanda McManus. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Mr. Owen Pinkerton

Securities and Exchange Commission

December 6, 2006

General Comments

1.	We note your response to our prior comment number 4; however your disclosure still does not identify all of the Terra Nova Inside Stockholders who own 22% of the shares. We note in this regard your disclosure in the first sentence on page 11 and the final paragraph on page 37, referring to certain holders by name but otherwise identifying them as “other persons.” Please revise your disclosure on page 37 to identify all of the Terra Nova Inside Stockholders by name.

We have revised the disclosure on pages 11 and 37 of the proxy statement to identify all of the Terra Nova Inside Stockholders.

Questions and Answers about the Proposals, page 3

2.	We have read your response to our prior comment number 8. In light of your disclosure throughout the proxy statement that approval of the merger requires approval of the majority of the IPO shares, we do not understand your conclusion that, if the Terra Nova Inside Stockholders had not agreed to vote with the majority, they “could possibly cause the merger agreement to be approved although the majority of the IPO shares were voted against the merger” (emphasis added). Please tell us and revise your disclosure to clarify whether your charter requires a majority vote of the IPO shareholders in order for the merger to be approved.

We currently disclose in the proxy statement that the approval of the merger proposal will require the affirmative vote of a majority of the shares of Terra Nova common stock sold in the IPO and present in person or represented by proxy and entitled to vote at the special meeting, which is required by Terra Nova’s charter. The purpose of requiring the insiders to vote their shares in accordance with the vote of the majority of the holders of the IPO shares is to prevent the insiders from causing the merger proposal to be approved if a majority of the IPO shares present at the meeting are voted against it. Without such a requirement on the part of the insiders, their shares, if voted in favor of the proposal and when added to the number of IPO shares voted in favor of the proposal, could constitute a majority of the total shares to be voted in favor of the proposal even though a majority of the IPO shares present at the meeting were voted against it. We wish to clarify by example that if the Terra Nova Inside Stockholders had not agreed to vote with the majority that they could possibly cause the merger agreement to be approved although the majority of the IPO shares present at the meeting voted against the merger. For example, assume there are 200 shares of Terra Nova common stock outstanding, with 160 shares held by public holders and 40 shares held by Terra Nova Inside Stockholders. If 61 out of the 160 public shares are represented at the meeting, along with the 40 inside shares, we have a quorum of 101 shares. If 31 out of the 61 public shares vote “against” the merger proposal and 30 vote “for” the proposal along with the 40 insider shares, we would have 70 votes “for” the merger proposal, which would overturn the majority vote of the IPO shares present in person or represented by proxy.

Mr. Owen Pinkerton

Securities and Exchange Commission

December 6, 2006

We currently disclose throughout the proxy statement the vote required by Terra Nova’s charter to approve the merger (the majority of the IPO shares represented in person or by proxy at the meeting). We have revised the proxy statement on page 14 to reflect that Terra Nova’s charter requires this.

Summary of the Proxy Statement, page 7

3.	We note your response to our prior comment number 12. Please expand your disclosure in the second paragraph on page 7 to specifically identify the debt items that will be repaid from the proceeds released from the trust account, including principal balance due, interest rates and lending institutions. In addition, please revise to specifically identify the items if working capital and “organic growth” upon which proceeds might be used.

We have revised the section entitled “Summary of the Proxy Statement” on page 7 to indicate how the proceeds are proposed to be used and included a reference to the financial statement footnote that contains the requested details related to the debt proposed to be paid.

Merger Consideration, page 11

4.	We note your response to our prior comment number 15. Since it appears from your disclosure in the second bullet point on page 47 that Capitalink did consider the future performance payments in making its determination that the merger consideration had a value of at least 80% of your net assets, please disclose how the board’s analysis differed from Capitalink’s such that the board’s determination did not include the future performance payments.

We have revised the section entitled “Summary of the Proxy Statement—Merger Consideration” on page 12 to provide the requested disclosure.

Advisory Services Agreement, page 13

5.	We note that fees under this agreement are only paid to the extent that consulting services are requested by ClearPoint and provided by Terra Nova Management. In light of these facts, please clarify whether the $200,000 is the maximum amount that may be paid on an annual basis or whether this is a fixed fee, payable regardless of the level of services provided.

We have revised the section entitled “Summary of the Proxy Statement—Advisory Services Agreement” on page 13 to provide that the fee is a fixed fee.

Mr. Owen Pinkerton

Securities and Exchange Commission

December 6, 2006

The Merger Proposal, page 38

6.	We note your response to our prior comment number 31 and your amended disclosure on page 38; however, we continue to believe that an example of the adjustment’s calculation would be useful for an investor’s full understanding of the adjustment provision, given the various factors that can affect the adjustment. Please revise to include an example of the adjustment’s calculation.

We have revised the section entitled “The Merger Proposal” on page 38 to provide the requested disclosure.

Background of the Merger, page 38

7.	Please provide more specificity regarding when the merger agreement and other documents were amended and what events led to these revisions. We note, for example, that the number of shares issuable to ClearPoint stockholders decreased after Capitalink provided its fairness opinion. Please disclose when this amendment occurred. In addition, please disclose the reasons for the decrease in the number of shares to be issued.

We have revised the section entitled “The Merger Proposal – Background of the Merger” beginning on page 40 to provide the requested disclosure. The merger agreement was not amended. The definitional terms of the transactions were clarified during the drafting of the merger agreement. Further, Capitalink looked at an intermediate draft of the merger agreement that had not reflected the final clarifications. Please see our response to comment no. 10.

Terra Nova’s Board of Directors’ Reasons for the Approval of the Merger, page 41

8.	We have reviewed your revisions in response to prior comment 36. Please include a separate heading that discusses the potential negative factors considered by the Board of Directors. In addition, it appears from your revisions that only two potentially negative factors were considered by the Board. Please confirm this.

We have revised the section entitled “The Merger Proposal – Terra Nova’s Board of Directors’ Reasons for the Approval of the Merger” on page 43 to provide the requested disclosure.

Fairness Opinion, page 44

9.	Please tell us why you have not disclosed in your proxy the pro forma stockholder review information contained on pages 8 - 9 of Capitalink’s presentation. In this regard, please note that your disclosure should include any information that the board considered in making its recommendation to shareholders to vote in favor of the merger.

Mr. Owen Pinkerton

Securities and Exchange Commission

December 6, 2006

We are advised by Capitalink that the pro forma stockholder review information in Capitalink’s presentation was for background information purposes only. Capitalink did not utilize this information in determining its fairness opinion and the Terra Nova board did not consider it in making its recommendation to shareholders. Accordingly, we have not made any revisions to the disclosure.

Merger Consideration Analysis, page 47

10.	We note that Capitalink’s opinion assumes the issuance of 6.710 million shares at a closing level of $5.21, while the merger proposal contemplates the issuance of 5.997 million shares. Please advise us as to why Capitalink was not asked to issue an updated opinion that reflects this change or why you do not believe that the change in value ascribed to the transaction does not materially affect the fairness opinion. Your response should discuss whether the reduction in the number of shares was the result of new information about ClearPoint that called into question the value of the company.

The reduction in the number of shares was not the result of new information about ClearPoint that called into question the value of the company. The 6.710 million share number was subject to two adjustments that were addressed regarding matter in the letter of intent without specific formulation. During the course of drafting the merger agreement, such adjustments became more specific and the number of shares was set at 5.997 million. The two adjustments were (i) a reduction of shares based on any debt prepayment penalties ClearPoint would have to pay to its lenders for repaying its debt on closing, and (ii) a reduction of shares for ClearPoint’s warrant holders who chose to take cash instead of Terra Nova shares at closing. Once the prepayment penalties were finalized and ClearPoint’s warrant holders agreed to take cash instead of shares at closing, the 6.710 million shares were adjusted to 5.997 million shares and the two adjustments were also removed from the Definitive Merger Agreement. Since this share reduction does not change the value of ClearPoint and is not representative of a change in the value of the business, there was no reason for Capitalink to issue an updated opinion. Further, Capitalink has confirmed to us that, since it opined favorably on the higher share number, the adjustment as describe above to a lower share number would not have any impact on its opinion.

Discounted Cash Flow Analysis, page 48

11.	We note your response to our prior comment number 38; however, we are unable to locate disclosure about whether Capitalink factored in a liquidity discount and, if not, why not. Please advise.

We apologize for failing to respond to the last sentence of prior comment 38. Capitalink did not factor a liquidity discount into its selection of a discount rate range as a

Mr. Owen Pinkerton

Securities and Exchange Commission

December 6, 2006

discount for liquidity or marketability would not be warranted in the valuation of ClearPoint, as ClearPoint will be a subsidiary of a publicly traded company upon the closing of the merger. As noted in the proxy disclosure, Capitalink’s selection of a discount rate utilized the Ibbotson build-up method, which builds up a discount rate from a risk free rate, taking into account appropriate risk premiums. The premiums in the ClearPoint calculations include equity, industry, size and company specific risk factors.

ClearPoint’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 95

12.	Refer to the sixth paragraph on page 95. Please revise the third sentence to explain how ClearPoint’s recent initialization of a “specialized solution based business” differs from its old business. In addition, please explain what its new “consultative `to the point’ specialized solution” is.

We wish to advise the Staff that the references described above have been deleted and new language has been inserted for clarity on page 96 of the proxy statement.

Critical Accounting Policies

Income Taxes, page 97

13.	We read your response to comment 62. Evaluating realization of deferred tax assets is subject to significant estimates and judgment on the part of management. As such, please revise your disclosure to discuss the factors and assumptions you considered in concluding that a valuation allowance on your deferred tax assets was not necessary at December 31, 2005. In this regard, we note that your positive evidence is subjective in nature and is not objectively verifiable. Paragraph 25 of SFAS 109 states that the weight given to the potential effect of negative and positive should be commensurate with the extent to which it can be objectively verified. Please clarify for us and revise your disclosure to explain how you provided more weight to the positive evidence over the negative evidence when the negative evidence is objectively verifiable, while your positive evidence is based on subjective estimates and projections.

In making the determination as to whether a valuation adjustment should be applied against deferred tax assets, ClearPoint’s management has evaluated the positive and negative evidence and has concluded that the positive evidence clearly outweighs the negative evidence. The positive evidence that is objectively verifiable is federal taxable income of $40,000 in 2005, and utilization of all existing net operating loss carryforwards in 2004 to offset federal taxable income. In addition, management has estimated that there will be sufficient taxable income in 2006 to be able to take advantage of the loss carryforwards. Management also reviewed the negative evidence, primarily the book losses incurred in 2004 and 2005 and the projected book loss in 2006, as well as the accumulated deficit as of December 31, 2005. The book losses were primarily the result of:

a.	Temporary differences resulting from the two to three year amortization of intangible assets for book purposes and the fifteen year amortization for tax purposes.
b.	Permanent differences resulting from the amortization of intangible assets over two to three years for book purposes and the non-deductibility of the amortization for tax purposes.
c.	Permanent differences related to the interest expense from the revaluation of the warrants, recorded as a liability in accordance with SFAS 150, which are not deductible for tax purposes.

Mr. Owen Pinkerton

Securities and Exchange Commission

December 6, 2006

As a result, management concluded that it is more likely than not that the deferred tax assets would be realized.

Below is the reported income (loss) for book purposes adjusted for items not deductible for tax purposes as discussed in the previous paragraph:

	Nine months Ended September 30, 2006	2005	2004	2003
Net income/(loss) reported	$(441,997)	$(1,998,740)	$(385,948)	$38,795
Amortization of Intangibles	1,578,711	1,653,370	702,296	86,433
Fair value adjustment of warrants	50,655	1,172,554	—	—

Adjusted Net Income	$1,217,369	$1,627,184	$316,348	$125,228

The critical accounting policies section on income taxes has been expanded to include the factors and assumptions used by management in its conclusion.

Financial Statements and Notes

ClearPoint Business Resources, Inc.

Consolidated Statements of Cash Flows, page F-7

14.	We read your response to comment 56. Paragraph 22(a) of SFAS 95 requires that cash inflows from the transfer of receivables arising from the sale of goods or services that qualify for sale accounting to be classified as operating cash flows. In this instance, we understand that ClearPoint has accounted for the transfer of its receivables as a financing rather than a sale. As such, the cash flows from the collection of receivables should be reported as operating cash inflows and the borrowing and repayment of amounts borrowed using the accounts receivable as collateral should be classified as a financing activity. Please revise your financial statements or further explain how your current presentation is consistent with the guidance set forth in paragraph 22 of SFAS 95.

We have reclassified the statements of cash flows to reflect cash flows from the collections of accounts receivable as operating cash flows and the borrowing and repayments of amounts borrowed using the accounts receivable as collateral as a financing activity.

Mr. Owen Pinkerton

Securities and Exchange Commission

December 6, 2006

Note 2—Summary of Significant Accounting Policies

(a) Basis of Presentation, page F-8

15.	We read your response to comment 57. Please further explain to us how you reached the conclusion that MVI and Allied were under common control considering the guidance in EITF 02-5. In this regard, we note that no individual or enterprise holds more than 50% of the voting ownership interest of each entity. If, you are relying on the criteria for a control group, please tell us whether contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists and for which periods they were in effect.

The percentage ownership of Allied Contract Services, LLC (“Allied”) that we previously sent to you was incorrect. We have revised such ownership to indicate that Michael Traina owned 53.9% of Allied as of December 31, 2004. As a result, ClearPoint believes it has met the requirements of Paragraph 3a of EITF 02-5. A revised ownership listing as of December 31, 2003 and 2004 and as of January 1, 2005 is being sent to Ms. McManus.

16.	If, in response to our comment above, you have concluded that this transaction was not a reorganization of entities under common control, please explain to us in sufficient detail how you will analyze this transaction under SFAS 141. In your response, please also tell us the factors considered in identifying the accounting acquirer. Refer to paragraphs 18 and 19 of SFAS 141.

We direct you to our response to Comment No. 15 above.

(d) Revenue Recognition pages F-9 - F-10

17.	We read your response to comment 59. Your response provides more in depth and clear explanations and information regarding the services performed under vendor managed services and when these services are considered rendered. Please revise your revenue recognition policy consistent with the information provided in your response.

The wording to Note 2(d) in ClearPoint’s Notes to Financial Statements has been revised to include the wording in the response to Comment 59 of the original comment letter.

Mr. Owen Pinkerton

Securities and Exchange Commission

December 6, 2006

Note 11—Income Taxes Rages F-19 - F-20

18.	Please explain to us the nature of the amounts included in your reconciliation on page F-20 as “True-up relating to depreciation, amortization, and other” and why these amounts have an impact on your total income tax expense (benefit) rather than true-ups related to temporary differences which would not appear to impact your total income tax expense (benefit).

We have revised the tax rate reconciliation in Note 11 to reflect the reclassification of two items that were in the line “True-up related to depreciation and amortization” to “Non-deductible intangible assets and other permanent differences.” These two items, which impacted 2005, only amounted to $307,187 and $156,452 for the nine months ended September 30, 2005 and year ended December 31, 2005, respectively, related to adjustments made to non-deductible intangible assets.

	9 Months Ended September 30, 2005	12 Months ended December 31, 2005
True-up relating to depreciation, amortization and other:
As originally stated	$(270,498)	$(210,324)
Permanent difference related to amortization of contract rights acquired 2005	232,780	82,045
Permanent difference related to amortization of contract rights acquired prior to 2005	74,407	74,407

Balance	$36,689	$(53,872)

Terra Nova Acquisition Corporation

Note 3—Offering page F-46

19.	We note from your response to comment 63 that the warrants are not subject to net-cash settlement in the event you are unable to maintain an effective 1933 Act registration statement and that the warrants are only exercisable to the extent you are able to maintain such effectiveness. In future filings, please revise your disclosure to explain the registration rights requirement under your warrant agreement and your obligations under the agreement to the extent you are unable to maintain an effective 1933 Act registration statement with a current prospectus.

We have revised page F-48 with the requested disclosure.

Mr. Owen Pinkerton

Securities and Exchange Commission

December 6, 2006

Note 8—Common Stock, page F-33

20.	We read your response to comment 65 and reissue our prior comment, in part. Please confirm whether the corporation is liquidated and dissolved to the extent you are unable to make an acquisition by April 22, 2007.

We confirm that the Company will liquidate and dissolve to the extent that it is unable to complete a business combination by April 22, 2007.

Very truly yours,

/s/    Sherie B. Moalemzadeh

Sherie B. Moalemzadeh

SBM:kab

Enclosure